Exhibit 99.1

News Release

July 24, 2017

Turquoise Hill to announce second quarter financial results on July 31, 2017

Turquoise Hill Resources will announce its second quarter 2017 financial results on Monday, July 31, 2017 after markets close in North America.

The Company will host a conference call and webcast to discuss second quarter 2017 results on Tuesday, August 1, 2017 at 11:00 am EDT/8:00 am PDT. The conference call can be accessed through the following dial-in details:

North America: 210 229 8839 | 844 815 4964

International: +1 210 229 8839

The conference call will also be simultaneously webcast on Turquoise Hill’s website at www.turquoisehill.com. An archived playback of the call will be available on the Company’s website.

Contact

Investors and Media

Tony Shaffer

+ 604 648 3934

tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com